                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated June 5, 2007.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: June 5, 2007                                       By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Mor Abraham
Marketing Communications Manager
Metalink Ltd.
Tel:  972-9-9605406
Fax:  972-9-9605544
amor@mtlk.com

                  METALINK UNVEILS 802.11N CONCURRENT DUAL-BAND
                       SYSTEM-ON-CHIP (SOC) PRODUCT FAMILY

       WLANPLUS(TM) SOLUTION FOR RESIDENTIAL GATEWAY SUPPORTS 2.4 AND 5GHZ
       CONCURRENTLY TO ENABLE WIRELESS DISTRIBUTION OF DATA AND HD VIDEO
                               THROUGHOUT THE HOME

TAIPEI, TAIWAN, JUNE 5, 2007 - Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless and wireline broadband communication silicon solutions, today introduced its new SoC (System on Chip) product line.
Metalink's innovative WLANPLUS SoC is an 802.11n-compliant concurrent dual-band solution with integrated host network processor. By supporting operation on both the 2.4GHz and 5GHz bands at the same time, Metalink's SoC significantly enhances the transmission capacity and quality of wireless home networks, especially for networking and multimedia applications.

     The use of systems that offer concurrent support for both the 2.4GHz and
5GHz bands enables a network to concurrently transmit HD multimedia content which requires the 5GHz band, while also supporting data networking and other legacy applications that utilize the 2.4GHz band. For this reason, a worldwide trend toward dual-band support is on the rise, with dual-band solutions being offered increasingly in consumer laptops, network interface cards (NICs) and other devices designed for wireless video distribution.

     Metalink's WLANPLUS 802.11n SoC product family includes the following offerings:

1) MtW8200, a concurrent dual-band 2x3 SoC; 2) MtW8201, a single-band 2.4GHz 2x3
SoC; and 3) MtW8202, a single-band 5GHz 2x3 SoC. All are robust 2x3 solutions that support data rates of up to 300Mbps throughout the home. In line with the
IEEE's draft 2.0 specification for 802.11n (Wi-Fi) certification, the SoC product family is fully compliant with IEEE 802.11a/b/g-based legacy devices.

     All of Metalink's SoCs are optimized for highest-level networking and multimedia performance. Features include a cost effective MIPS-based processor core with CPU clock rate of 200MHz; a high performance multi service bus architecture at 4.25Gbps; Ethernet ports for LAN and WAN connectivity; a high-speed SDRAM memory controller; and on-chip cache and scratchpad memory.
They also offer a variety of host interfaces, including cardbus, mPCI, and PCI
2.3, and support Linux 2.4, Linux 2.6 and Windows CE.

     MAC efficiency is enhanced through frame aggregation and block acknowledge.
The SoC product line also supports 802.11n optional features to enhance performance, including:

     o    Full ML detector, resulting in a range improvement of approximately
          40% while doubling the coverage area

     o    Advanced FEC scheme, enabling an additional 30% range improvement or increased speed

     o    Optimization for low latency applications, enabling unmatched performance by gaming and multimedia applications

     o    Space Time Block Coding (STBC), enabling a broader reception range for
          WiFi-enabled cellular phones

     o    Enhanced Quality of Service through implementation of EDCA Plus
          Admission Control

     o    Optimized bandwidth exploitation through implementation of Fast Link
          Adaptation

     "5GHz is emerging as the band of choice for wireless set-top boxes, digital media adaptors and other video client devices, giving rise to a need for dual-band routers that can simultaneously support new and legacy applications,"
said Barry Volinskey, Metalink's Vice President of Wireless LAN Marketing. "We
are proud to bring to market a cost-effective, cutting edge solution for creating dual-band concurrent access points and routers, enabling our customers to address these evolving market needs."

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.mtlk.com

                                 -------------

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.